Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades posts significantly improved results in the second quarter

August 11, 2009 — Kingsey Falls, Quebec, Cascades Inc. (CAS on the Toronto stock exchange), a leader in recovery and in green packaging and tissue paper products, announces its financial results for the three months ended June 30, 2009.

(All amounts in this press release are in Canadian dollars unless otherwise indicated.)

•      Net earnings of $30 million ($0.30 per share) compared to a net loss of $25 million ($0.25 per share) in the second quarter of 2008. Excluding specific items, net earnings of $28 million ($0.28 per share) compared to a net loss of $11 million ($0.11 per share) in the same period of last year;

•      Operating income before depreciation and amortization (EBITDA) excluding specific items of $121 million, the highest in the Company’s history, an increase of  13 % compared to the previous quarter;

•      Cash flow from operations excluding specific items more than doubled compared to Q2 2008 to $85 million;

•      Net debt down by almost $150 million in comparison to the previous quarter;

•      Current cash availability of approximately $375 million, an increase of $75 million over the past three months;

•      Announcement of the acquisition of the tissue paper assets of Atlantic Packaging Products Ltd. in June. We received the approval from the Competition Bureau last week and we expect the closing of the transaction by the end of the third quarter;

•      Cascades recognized as the 15th best corporate citizen in Canada by Corporate Knights magazine.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q2/2009	Q2/2008	Q1/2009
		Note 2	Note 2

Sales	981	999	970
Excluding specific items (1)
Operating income before depreciation and amortization (OIBD or EBITDA)	121	63	107
Operating income from continuing operations	66	10	53
Net earnings (loss)	28	(11)	21
per common share	$0.28	$(0.11)	$0.22
Cash flow from operations (adjusted) from continuing operations	85	42	70
per common share	$0.87	$0.43	$0.71
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) (1)	130	61	103
Operating income (loss) from continuing operations	75	8	49
Net earnings (loss)	30	(25)	37
per common share	$0.30	$(0.25)	$0.38
Cash flow from operations (adjusted) from continuing operations (1)	81	36	68
per common share (1)	$0.83	$0.37	$0.69

Note 1 - see the supplemental information on non-GAAP measures note.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Operating income before depreciation (OIBD or EBITDA) and net earnings excluding specific items increased significantly to respectively $121 million and $28 million ($0.28 per share) in the second quarter of 2009 compared to $63 million and a net loss of $11 million ($0.11 per share) in the same period in 2008.

Excluding specific items, EBITDA also improved by $14 million in comparison to the previous quarter while net earnings increased by $7 million. This sequential rise constitutes the fifth quarter of consecutive growth in EBITDA.

Including specific items, the operating income before depreciation and net earnings also grew substantially to reach respectively $130 million and $30 million ($0.30 per share) in the second quarter of 2009 compared to $61 million and a net loss of $25 million ($0.25 per share) for the same quarter in 2008.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Our results have shown significant progress since the trough experienced in the first half of 2008. Today, we are very pleased to announce the highest quarterly EBITDA in Cascades’ history. Results improved in all our sectors as we benefited from a favourable variable cost environment. These higher results also underscore the different cost reduction measures implemented in the past quarters, our initiatives in the field of innovation, as well as our efforts in sales and marketing.

The operating income of our Tissue Group reached a new all-time high and our restructuring efforts in Europe and North America continued as the EBITDA of our boxboard operations increased from $3 million in Q2 2008 to $32 million in the second quarter of 2009. Finally, while our shipments grew by 5% compared to the previous quarter, we continued to take costly market downtime in our packaging sector.”

Results analysis for the three-month period ended June 30, 2009

In comparison with the same period last year, sales decreased by 2% to $981 million reflecting a slight drop in selling prices, a 9% fall in shipments, and the depreciation of the Canadian dollar.

The operating income from continuing operations amounted to $75 million compared to $8 million last year. When excluding specific items, operating income from continuing operations increased by $56 million to $66 million. Despite lower sales volumes and selling prices, operating results mainly improved due to lower raw material and energy costs and the depreciation of the Canadian dollar. The operating income of the second quarter includes a charge of $3 million related to the loss of certain products as a result of a fire in an external warehouse in June.

The specific items that impacted the operating income in the second quarter of 2009 include $4 million in closure and restructuring costs and other elements, as well as a $13 million unrealized gain on commodity financial instruments. In addition to these specific items, the $30 million in net earnings also reflects a $2 million loss on derivative financial instruments on long-term debt and a $3 million foreign exchange loss on long-term debt.

Net debt decreased by $148 million compared to March 31st 2009 and the ratio of net debt to EBITDA excluding specific items in the last twelve months decreased from 5.0x in the first quarter of 2009 to 4.0x in the second quarter of 2009.

Near term outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “The seasonality associated with the third quarter leads us to anticipate a continuous recovery in demand. Also, we are encouraged by the recent stability of selling prices in certain of our sectors and the low cost of energy. However, we remain very cautious in regards to short term business conditions given the steady increase in the cost of recycled fibres since the beginning of the year, the significant volatility of the Canadian dollar, as well as the scheduled downtime for maintenance or to keep the right level of inventories.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid September 18, 2009 to shareholders of record at the close of business on September 4, 2009. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the second quarter of 2009, in accordance with its normal course issuer bid program, Cascades did not purchase any share. Since the beginning, Cascades has purchased for cancellation 1,081,200 common shares at an average price of $2.12 per share representing an aggregate amount of approximately $2.3 million.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2/2009	Q2/2008	Q1/2009
		Note 2	Note 2

Net earnings (loss)	30	(25)	37
Net earnings from discontinued operations	—	1	—
Non-controlling interest	—	—	(1)
Share of results of significantly influenced companies	(3)	—	(5)
Provision for (recovery of) income taxes	18	(9)	5
Loss (gain) on derivative financial instruments on long-term debt	2	—	(2)
Foreign exchange loss on long-term debt	3	15	2
Gain on purchases of senior notes	—	—	(14)
Interest expense	25	26	27

Operating income	75	8	49
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—
Loss on disposal and others	1	—	—
Impairment loss	—	3	3
Closure and restructuring costs	3	5	2
Unrealized gain on financial instruments	(13)	(7)	(1)
	(9)	2	4

Operating income - excluding specific items	66	10	53

Depreciation and amortization	55	53	54

Operating income before depreciation and amortization (OIBD) - excluding specific items(1)	121	63	107

Note 1 - also refers to earnings before interests, taxes, depreciation and amortization (EBITDA).

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (1)
(in millions of Canadian dollars, except amounts per share)	Q2/2009	Q2/2008	Q1/2009	Q2/2009	Q2/2008	Q1/2009
		Note 2	Note 2		Note 2	Note 2

As per GAAP	30	(25)	37	$0.30	$(0.25)	$0.38
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—	$—	$—	$—
Loss on disposal and others	1	—	—	$—	$—	$—
Impairment loss	—	3	3	$—	$0.02	$0.02
Closure and restructuring costs	3	5	2	$0.02	$0.04	$0.02
Unrealized gain financial instruments	(13)	(7)	(1)	$(0.09)	$(0.06)	$(0.01)
Gain on purchase of senior notes	—	—	(14)	$—	$—	$(0.13)
Loss (gain) on derivative financial instruments on long-term debt	2	—	(2)	$0.02	$—	$(0.02)
Foreign exchange loss on long-term debt	3	15	2	$0.03	$0.13	$0.02
Share of results of significantly influenced companies	—	—	—	$—	$—	$—
Gain included in discontinued operations	—	1	—	$—	$0.01	$—
Adjustment of statutory tax rate	—	—	(6)	$—	$—	$(0.06)
Tax effect on specific items	2	(4)	—
	(2)	14	(16)	$(0.02)	$0.14	$(0.16)

Excluding specific items	28	(11)	21	$0.28	$(0.11)	$0.22

Note 1 - specific amounts per share are calculated on an after-tax basis.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of Canadian dollars, except amounts per share)	Q2/2009	Q2/2008	Q1/2009	Q2/2009	Q2/2008	Q1/2009

Cash flow provided by operating activities	82	48	67
Changes in non-cash working capital components	(1)	(12)	1
Cash flow (adjusted) from operations	81	36	68	$0.83	$0.37	$0.69
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—	—	$0.01	—
Loss on disposals and others	1	—	—	—	—	—
Closure and restructuring costs, net of current income tax	3	5	2	$0.04	$0.05	$0.02

Excluding specific items	85	42	70	$0.87	$0.43	$0.71

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets (in millions of Canadian dollars)

	As at June 30,	As at December 31,
	2009	2008
	(unaudited)	(restated)
Assets

Current assets
Cash and cash equivalents	12	11
Accounts receivable	625	657
Inventories	551	580
	1,188	1,248
Property, plant and equipment	1,959	2,030
Intangible assets	132	142
Other assets	286	289
Goodwill	321	321
	3,886	4,030

Liabilities and Shareholders’ Equity

Current liabilities
Bank loans and advances	83	104
Accounts payable and accrued liabilities	534	586
Current portion of long-term debt	38	36
	655	726
Long-term debt	1,549	1,672
Other liabilities	373	377
	2,577	2,775

Commitments and Contingencies
Shareholders’ Equity
Capital stock	510	515
Retained earnings	717	655
Accumulated other comprehensive income	82	85
	1,309	1,255
	3,886	4,030

Consolidated Statements of Earnings (Loss) (in millions of Canadian dollars, except per share amounts) (unaudited)

	For the 3-month periods		For the 6-month periods ended
	ended June 30,		June 30,
	2009	2008	2009	2008
		(restated)		(restated)

Sales	981	999	1,951	1,958
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	750	843	1,502	1,648
Depreciation and amortization	55	53	109	104
Selling and administrative expenses	108	94	216	191
Gains or Losses on disposal and others	1	—	1	5
Impairment and other restructuring costs	3	8	8	16
Gain on financial instruments	(11)	(7)	(9)	(8)
	906	991	1,827	1,956
Operating income from continuing operations	75	8	124	2

Interest expense	25	26	52	50
Gain on purchases of senior notes	—	—	(14)	—
Loss on derivative financial instruments on long-term debt	2	—	—	—
Foreign exchange loss on long-term debt	3	15	5	20
	45	(33)	81	(68)
Provision for (recovery of) income taxes	17	(9)	22	(18)
Share of results of significantly influenced companies	(2)	—	(7)	(4)
Non-controlling interest	—	—	(1)	1
Net earnings (loss) from continuing operations	30	(24)	67	(47)

Net earnings (loss) from discontinued operations	—	(1)	—	18
Net earnings (loss) for the period	30	(25)	67	(29)
Basic and diluted net earnings (loss) from continuing operations per common share	$0.30	$(0.24)	$0.68	$(0.47)
Basic and diluted net earnings (loss) per common share	$0.30	$(0.25)	$0.68	$(0.29)
Weighted average number of common shares outstanding	97,467,651	98,851,585	97,960,461	98,946,693

Consolidated Statements of Shareholders’ Equity (in millions of Canadian dollars) (unaudited)

	For the 6-month period ended June 30,
	2009
			Accumulated
			other
		Retained	comprehensive	Shareholders’
	Capital stock	earnings	income	Equity

Balance - Beginning of period	515	656	85	1,256
Cumulative impact of accounting changes	—	(1)	—	(1)
Restated balance - Beginning of period	515	655	85	1,255
Comprehensive income:
Net earnings for the period	—	67	—	67
Change in other comprehensive income (loss)	—	—	(3)	(3)
Comprehensive income for the period				64

Dividends	—	(8)	—	(8)
Redemption of common shares	(5)	3	—	(2)
Balance - End of period	510	717	82	1,309

	For the 6-month period ended June 30,
	2008
	(restated)
			Accumulated
			other
		Retained	comprehensive	Shareholders’
	Capital stock	earnings	income (loss)	Equity

Balance - Beginning of period	517	728	(43)	1,202
Cumulative impact of accounting changes	—	(1)	—	(1)
Restated balance - Beginning of period	517	727	(43)	1,201
Comprehensive income:
Net loss for the period	—	(29)	—	(29)
Change in other comprehensive income (loss)	—	—	48	48
Comprehensive income for the period				19
Dividends	—	(8)	—	(8)
Redemption of common shares	(1)	(1)	—	(2)
Balance - End of period	516	689	5	1,210

Consolidated Statements of Comprehensive Income (Loss)

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods		For the 6-month periods ended
	ended June 30,		June 30,
	2009	2008	2009	2008
Net earnings (loss) for the period	30	(25)	67	(29)

Other comphrensive income (loss)
TRANSLATION ADJUSTMENTS
Change in foreign currency translation of self-sustaining foreign subsidiaries	(61)	(10)	(44)	43
Change in foreign currency translation related to hedging activities	39	—	25	—
Income taxes	(5)	—	(3)	—
CASH FLOW HEDGES
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	28	—	29	(3)
Change in fair value of interest rate swap agreements designated as cash flow hedges	—	1	—	—
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	3	5	(1)	11
Income taxes	(10)	(2)	(9)	(3)
	(6)	(6)	(3)	48

Comprehensive income (loss) for the period	24	(31)	64	19

Consolidated Statements of Cash Flows (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 6-month periods ended
	ended June 30,		June 30,
	2009	2008	2009	2008
		(restated)		(restated)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) for the period	30	(25)	67	(29)
Net earnings(loss) from discontinued operations	—	1	—	(18)
Net earnings (loss) from continuing operations	30	(24)	67	(47)
Adjustments for
Depreciation and amortization	55	53	109	104
Gains or Losses on disposal and others	1	—	1	5
Impairment and other restructuring costs	—	3	3	3
Unrealized gain on financial instruments	(13)	(7)	(14)	(7)
Unrealized loss on derivative financial instruments on long-term debt	2	—	—	—
Foreign exchange loss on long-term debt	3	15	5	20
Gain on purchases of senior notes	—	—	(14)	—
Future income taxes	2	(13)	(1)	(33)
Share of results of significantly influenced companies	(2)	—	(7)	(4)
Non-controlling interest	—	—	(1)	1
Others	3	(6)	1	(4)
Early settlement of natural gaz contracts	—	15	—	15
	81	36	149	53
Change in non-cash working capital components	1	12	—	(36)
	82	48	149	17
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(32)	(42)	(72)	(83)
Proceeds from disposal of property, plant and equipment	2	5	2	5
Decrease (increase) in other assets	(8)	3	(11)	2
Cash of a joint venture and business acquisitions	—	—	—	6
	(38)	(34)	(81)	(70)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	13	(20)	(19)	(5)
Change in revolving credit facilities	(57)	11	(45)	22
Purchases of senior notes	(4)	—	(18)	—
Increase in other long-term debt	3	—	25	—
Payments of other long-term debt	(4)	(5)	(5)	(6)
Early settlement of foreign exchange contracts	8	—	8	—
Redemption of common shares	—	—	(2)	(2)
Dividends	(4)	(4)	(8)	(8)
	(45)	(18)	(64)	1
Change in cash and cash equivalents during the period from continuing operations	(1)	(4)	4	(52)

Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	—	8	(3)	43

Net change in cash and cash equivalents during the period	(1)	4	1	(9)
Translation adjustments on cash and cash equivalents	—	(1)	—	5
Cash and cash equivalents - Beginning of period	13	18	11	25

Cash and cash equivalents - End of period	12	21	12	21

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Sales
Packaging products
Boxboard
Manufacturing	178	184	358	379
Converting	181	170	362	331
Intersegment sales	(23)	(23)	(48)	(50)
	336	331	672	660
Containerboard
Manufacturing	130	150	261	304
Converting	230	246	447	473
Intersegment sales	(85)	(95)	(170)	(185)
	275	301	538	592
Specialty products
Manufacturing	85	76	171	152
Converting	61	67	122	130
Recovery and deinked pulp	64	100	123	193
Intersegment sales	(22)	(25)	(42)	(48)
	188	218	374	427

Intersegment sales	(15)	(25)	(28)	(53)
	784	825	1,556	1,626
Tissue papers
Manufacturing and converting	207	184	418	354

Intersegment sales	(10)	(10)	(23)	(22)
Total	981	999	1,951	1,958

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	13	(10)	25	(16)
Converting	16	12	28	24
Others	—	(3)	(2)	(10)
	29	(1)	51	(2)
Containerboard
Manufacturing	26	10	61	27
Converting	11	17	18	31
Others	2	—	(5)	3
	39	27	74	61

Specialty products
Manufacturing	11	—	20	(1)
Converting	6	8	11	13
Recovery and deinked pulp	6	6	6	11
Others	(1)	—	(2)	—
	22	14	35	23

	90	40	160	82
Tissue papers
Manufacturing and converting	42	14	81	26

Corporate	(2)	7	(8)	(2)
Operating income before depreciation and amortization from continuing operations	130	61	233	106

	(restated)		(restated)
Depreciation and amortization
Boxboard	(19)	(18)	(38)	(34)
Containerboard	(16)	(15)	(32)	(31)
Specialty products	(9)	(8)	(17)	(16)
Tissue papers	(9)	(9)	(18)	(17)
Corporate and eliminations	(2)	(3)	(4)	(6)
	(55)	(53)	(109)	(104)
Operating income from continuing operations	75	8	124	2

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	7	3	13	7
Converting	6	7	12	16
	13	10	25	23
Containerboard
Manufacturing	4	2	7	4
Converting	2	7	4	11
	6	9	11	15
Specialty products
Manufacturing	2	2	3	3
Converting	1	2	2	3
Recovery and deinked pulp	4	9	12	10
	7	13	17	16

	26	32	53	54
Tissue papers
Manufacturing and converting	8	8	15	18

Corporate	1	2	2	4
Total	35	42	70	76

Purchases of property, plant and equipment included in accounts payable
Beginning of period	9	10	14	17
End of period	(12)	(10)	(12)	(10)
Total investing activities	32	42	72	83

For further information: MEDIA Hubert Bolduc Vice-President, Communications and Public Affairs (514) 912-3790 INVESTORS Didier Filion Director, Investor relations (514) 282-2697	Source: Christian Dubé Vice-President and Chief Financial Officer